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                           July 20, 2021

       William N. Johnston
       Chief Financial Officer
       Tuscan Gardens Senior Living Communities, Inc.
       99 South New York Ave.
       Winter Park, Florida 32789

                                                        Re: Tuscan Gardens
Senior Living Communities, Inc.
                                                            Post Qualification
Amendment on Form 1-A
                                                            Response dated June
24, 2021
                                                            File No. 024-10945

       Dear Mr. Johnston:

               We have reviewed your June 24, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 28, 2021 letter.

       Correspondence filed June 24, 2021

       General

   1. We have reviewed your response to our comment. In your response, you state that Tuscan
                                                        Gardens Management
Corporation has the power to direct the activities of the Holdcos, and that Tuscan Gardens
Capital Partners, LLC (TGCP), has the obligation to absorb a majority of expected
losses of the Holdcos and/or a right to receive the majority of the
                                                        Holdcos' expected
residual returns. In addition you name TGCP as the primary
                                                        beneficiary of the
Holdcos in your response. Please reconcile the above statements with your conclusion that
Tuscan Gardens Senior Living Communities Inc is the primary
                                                        beneficiary of the
Holdcos. In your analysis, please provide specific references to the literature relied upon.
 William N. Johnston
Tuscan Gardens Senior Living Communities, Inc.
July 20, 2021
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,
FirstName LastNameWilliam N. Johnston
                                                   Division of Corporation
Finance
Comapany NameTuscan Gardens Senior Living Communities, Inc.
                                                   Office of Real Estate &
Construction
July 20, 2021 Page 2
cc:       Dr. Laurence J. Pino, Esq
FirstName LastName